Exhibit 99H.II

SHAREHOLDER INFORMATION AGREEMENT

SHAREHOLDER INFORMATION AGREEMENT entered into as of April 5, 2007 by and between OppenheimerFunds Services, a division of OppenheimerFunds, Inc., and OppenheimerFunds Distributor, Inc. (together the “Fund”) and Massachusetts Mutual Life Insurance Company, MML Bay State Life Insurance Company and C.M. Life Insurance Company (each an “Intermediary”) with an effective date of October 16, 2007.

Prior to the effective date of this Shareholder Information Agreement, the Fund and the Intermediary agree that any request made to the Intermediary by the Fund for shareholder transaction information, and the Intermediary’s response to such request, shall be governed by the current process with respect to responding to any such requests.

As used in this Agreement, the following terms shall have the following meanings, unless a different meaning is clearly required by the contexts:

The term “Fund Anti-dilution Policies” means policies established by the Fund and described in the Fund’s prospectus intended to eliminate or reduce any dilution of the value of the outstanding shares issued by the Fund.

The term “Shares” means the interests of Shareholders corresponding to the redeemable securities of record issued by the Fund held by the Intermediary under the terms of the Participation Agreement, as defined below.

The term “Shareholder” means the holder of interests in a variable annuity or variable life insurance contract funded through the Intermediary (“Contract”), or a participant in an employee benefit plan with a beneficial interest in a Contract.

The term “Shareholder-Initiated Transfer Purchase” means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract to a Fund, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollment such as transfer of assets within a Contract to a Fund as a result of “dollar cost averaging” programs, insurance company approved asset allocation programs, or automatic rebalancing programs; (ii) one-time step-up in Contract value pursuant to a Contract death benefit or living benefit; (iii) allocation of assets to a Fund through a Contract as a result of payments such as loan repayments, scheduled contributions, retirement plan salary reduction contributions, or planned premium payments to the Contract; or (iv) prearranged transfers at the conclusion of a free look period required under state law.

The term “Shareholder-Initiated Transfer Redemption” means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract out of a Fund, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollments such as transfers of assets within a Contract out of a Fund as a result of annuity payouts, loans, systematic withdrawal programs, insurance company approved asset allocation programs and automatic rebalancing programs; (ii) as a result of any deduction of charges or fees under a Contract; (iii) within a Contract out of a Fund as a result of scheduled withdrawals or surrenders from a Contract; or (iv) as a result of payment of a death benefit from a Contract.

The term “Participation Agreement” shall mean the Participation Agreement(s) and/or other similar agreement(s) relating to the Intermediary’s ability to purchase Fund shares to which Intermediary and the Fund are, and affiliates of the Fund may be parties.

The term “written” includes electronic writings and facsimile transmissions.

WHEREAS, Intermediary, pursuant to the Participation Agreement, purchases Shares of the Fund to support certain variable life insurance and variable annuity contracts;

WHEREAS, Intermediary and the Fund desire to enter into this agreement as a supplement to the Participation Agreement to define the information that Intermediary will provide to Fund in order that the Fund may review such information about Shareholder transactions through the Intermediary and to otherwise evidence their compliance with Rule 22c-2 under the Investment Company Act of 1940.

NOW, THEREFORE, the Fund and the Intermediary hereby agree as follows:

1.0 Shareholder Information

1.1. Agreement to Provide Information. Intermediary agrees to provide the Fund or its designee, upon written request, the taxpayer identification number (“TIN”), the Individual/International Taxpayer Identification Number (“ITIN”)1, or other government-issued identifier (“GII”) and the Contract owner number or participant account number associated with the Shareholder, if known, of any or all Shareholder(s) of the account and the amount, date and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Shares held through an account maintained by the Intermediary during the period covered by the request. Unless otherwise specifically requested by the Fund, the Intermediary shall only be required to provide information relating to Shareholder-Initiated Transfer Purchases or Shareholder-Initiated Transfer Redemptions.

1.1 Period Covered by Request. Requests must set forth a specific period, not to

[1]

According to the IRS’ website, the ITIN refers to the Individual Taxpayer Identification number, which is a nine-digit number that always begins with the number 9 and has a 7 or 8 in the fourth digit, example 9XX-7X-XXXX. The IRS issues ITINs to individuals who are required to have a U.S. taxpayer identification number but who do not have, and are not eligible to obtain a Social Security Number (SSN) from the Social Security Administration (SSA). SEC Rule 22c-2 inadvertently refers to the ITIN as the International Taxpayer Identification Number

exceed 90 days from the date or which transaction information is sought. The Fund may request transaction information older than 90 days from the date of the request as it deems necessary to investigate compliance with Fund Anti-dilution Policies.

1.2 Timing of Requests. Fund requests for Shareholder information shall be made no more frequently than quarterly except where the Fund has a reasonable belief that transactions submitted to the Fund by the Intermediary indicate violation of Fund Anti-dilution Policies.

1.3 Form and Timing of Response. (a) Intermediary agrees to provide, the information specified in 1.1 to the Fund or its designee within a commercially reasonable time not to exceed 10 calendar days from the date the Fund’s written request for information is received by Intermediary,

(b) Responses required by this paragraph must be communicated in writing and in a format or formats mutually agreed upon by the Fund and the Intermediary.

1.4 Limitations on Use of Information. The Fund agrees

(a) to keep confidential according to the standard it applies to its own confidential information of a like type;

(b) not to use the information received pursuant to this Agreement for any purpose other than as necessary to comply with the provisions of Rule 22c-2 or to fulfill other regulatory or legal requirements subject to the privacy provisions of Title V of the Gramm-Leach-Bliley Act (Public Law 106-102) and comparable state laws;

(c) not to disclose the information, without the prior written consent of Intermediary, to any third party except the Fund’s investment advisor and the Fund’s Board of Directors when necessary for these parties to evaluate the information in light of the Fund’s Anti-Dilution Policies; and

d) to notify Intermediary in accordance with applicable state law in the event of a compromise or other breach of the security, confidentiality or integrity of information received from the Intermediary pursuant to this agreement.

2.0 Agreement to Restrict Trading. In the event the Fund determines that Shareholder-Initiated Purchase Transactions or Shareholder-Initiated Redemption Transactions of a Shareholder or Shareholders violate the Fund’s Anti-Dilution Policies and the Fund determines to impose a trading restriction on the Shareholder, Intermediary agrees to execute written instructions from the Fund to prohibit the Shareholder from submitting any transaction requests that would result in the purchase or sale of Fund shares by express mail, overnight delivery, telephone, Internet, facsimile or other electronic means for a period of time determined by the Fund. In such case, Intermediary will only accept such transaction requests via U.S. first class mail. Unless otherwise directed by the Fund, any such restrictions or prohibitions shall only apply to Shareholder-Initiated Transfer Purchases or Shareholder-Initiated Transfer Redemptions that are effected directly or indirectly through Intermediary. Instructions must be received in a mutually agreed upon address and format, including, if applicable, an e-mail and/or facsimile telephone number.

2.1 Form of Instructions. Instructions to restrict trading under Section 2.0 above must include the TIN, ITIN, or GII and the specific individual Contract owner number or participant account number associated with the Shareholder, if known. If the TIN, ITIN, GII or the specific individual Contract owner number or participant account number associated with the Shareholder is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or account(s) or other agreed upon information to which the instruction relates. Upon request of the Intermediary, Fund agrees to provide to the Intermediary, along with any written instructions to prohibit further purchases or exchanges of Shares by Shareholder, information regarding those trades of the contract holder that violated the Fund Anti-Dilution Policies.

2.2 Timing of Response. Intermediary agrees to execute instructions as soon as reasonably practicable, but not later than five business days after receipt of the instructions by the Intermediary.

2.3 Confirmation by Intermediary. Intermediary must provide written confirmation to the Fund that instructions have been executed. Intermediary agrees to provide confirmation as soon as reasonably practicable, but not later than ten business days after the instructions have been executed.

3. Miscellaneous

3.1 Construction of the Agreement. This Agreement supplements and expressly does not supercede the Participation Agreement(s). To the extent the terms of this Agreement conflict with the terms of a Participation Agreement, the terms of this Agreement shall control.

3.2 Form of Notice. Any written instructions, requests or confirmations required or allowed by this Agreement may be made by electronic transmission of writings, including facsimile, to the addresses specified in this Agreement unless otherwise specified by either party.

3.3 Termination. This Agreement will terminate upon the date Fund shares are no longer held by the Intermediary and no longer made available as investment options to Shareholders or the date of termination of the Participation Agreement(s), if later.

3.4 Future Developments. After the date of execution of this Agreement, Intermediary agrees to provide the Fund with the benefit, if such benefit is provided to any other mutual fund or mutual fund complex, of (i) any developments to Intermediary’s participant account or trade processing systems, or (ii) other operational changes, in each case if such development or change would enhance Intermediary’s ability to provide information under Section 1.1 or restrict trading under Section 2.0 of this Agreement. Intermediary and the Fund agree to amend this Agreement to the extent necessary or appropriate to reflect such developments or changes.

IN WITNESS WHEREOF, the undersigned has caused this Agreement to be executed as of the date first above written.

Massachusetts Mutual Life Insurance Company MML Bay State Life Insurance Company C.M. Life Insurance Company		OppenheimerFunds Services (a division of OppenheimerFunds, Inc)

By:	/s/ Craig Waddington	By:	/s/ Susan Cornwell
Name:	Craig Waddington
Title:	Vice President

Date:

OppenheimerFunds Distributor, Inc

		By:	/s/ Richard Knott

Date: